

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 31, 2017

Mail Stop 4631

<u>Via E-Mail</u>
Thomas A. Kelly
Chief Financial Officer
Crown Holdings, Inc
One Crown Way
Philadelphia, PA 19154-4599

> **Re: Crown Holdings, Inc.**
> **Form 10-K**
> **Filed February 24, 2017**
> **File No. 0-50189**

Dear Mr. Kelly:

        We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                        Sincerely,

                        /s/ Terence O'Brien

                        Terence O'Brien
                        Accounting Branch Chief
                        Office of Manufacturing and
                        Construction